EXHIBIT 3.3


ARTICLES OF AMENDMENT

TO THE

ARTICLES OF INCORPORATION

OF

T.W.A.R. INC.



The Articles of Amendment to the Articles of Incorporation, as amended to date, of T.W.A.R., Inc., a Utah corporation, are set forth as follows:



A.	The Name of the Corporation.

The present name of the corporation whose articles of incorporation whose articles are being amended hereby is T.W.A.R., Inc.



B.	Amendments Adopted.

1.	Article I of the Articles of Incorporation relating to the name of the corporation is hereby amended to read as follows:

"The name of the corporation is LenTec Imaging, Inc."

2.	Article IV of the Articles of Incorporation is hereby amended to read as follows:

"The corporation is authorized to issue two (2) classes of shares to be designated respectively as common stock and preferred stock. The aggregate number of shares of common stock which this corporation shall have the authority to issue is twenty million (20,000,000) shares of voting common stock with no par value. The aggregate number of shares of preferred stock which this corporation shall have the authority to issue is five hundred thousand (500,000) shares of preferred stock with no par value. The board of directors shall have the authority to establish series of preferred stock and fix and determine variations in the relative rights, designations, limitations and preferences as between series of such stock. In order to establish a series of preferred stock, the board of directors shall adopt a resolution setting forth the designation of the series, fixing and determining the relative rights, designations, limitations and preferences thereof."

3.	Article V of the Articles of Incorporation is hereby amended to read as follows:

"These Articles of Incorporation may be amended by the affirmative vote of a majority of the shares entitled to vote on each such amendment."

4.	Aricle VI of the Articles of Incorporation is amended by deleting the following sentence:

"2. At each election of Directors, every shareholder entitled to vote at such election shall have the right to accumulate his votes by giving one candidate as many votes as the number of such Directors multiplied by the number of his shares shall equal, or by distributing such votes on the same principle among any number of such candidates."


C.	Date of Adoption.

The aforesaid amendments to the Articles of Incorporation of T.W.A.R.,

Inc. were adopted at a special shareholders meeting held May 22, 1995.

As of April 25, 1995, the record date for the May 22, 1995, special shareholders meeting, the corporation had outstanding 9,864,901 shams of common stock, all of which were entitled to vote on the proposed amendment. None of the shares of the corporation were entitled to vote as a class.

At the special stockholders meeting held May 22, 1995, 8,032,452 shares were voted in favor of the amendments. No shares voted against the amendments.

Dated this 30th day of May, 1995.

/s/ Jerry C. Nims
Director, CEO and Secretary

/s/ Thomas J. Steimer
Director, President and Chief Operation Officer

State of Georgia

County of Fulton

On the 30th day of May, 1995, personally appeared before me Jerry C. Nims and Thomas J. Steimer who acknowledged to me that they executed said Articles of Amendment.

/s/ Christopher J McKee
Notary Public

My commission expires 11/3/98



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